Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

ENBRIDGE ENERGY MANAGEMENT, L.L.C.,

ENBRIDGE INC.,

WINTER ACQUISITION SUB I, INC.

and, solely for purposes of ARTICLE I, Section 2.4 and ARTICLE X,

ENBRIDGE ENERGY COMPANY, INC.

Dated as of September 17, 2018

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ARTICLE V

Representations and Warranties of the Company

5.1	Organization, Good Standing and Qualification	19
5.2	Capital Structure of the Company	19
5.3	Authority; Approval and Fairness	19
5.4	Governmental Filings; No Violations; Certain Contracts; Etc.	20
5.5	Company Reports; Financial Statements	21
5.6	Absence of Certain Changes	22
5.7	Litigation and Liabilities	22
5.8	Compliance with Laws; Licenses	22
5.9	Environmental Matters	23
5.10	Tax Matters	23
5.11	Property	24
5.12	Company Material Contracts	24
5.13	Opinion of Financial Advisor	25
5.14	Brokers and Finders	25
5.15	No Other Representations or Warranties	25

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

6.1	Organization, Good Standing and Qualification	26
6.2	Capital Structure of Parent; Capitalization of Merger Sub	26
6.3	Authority; Approval	27
6.4	Governmental Filings; No Violations	27
6.5	Parent Reports; Financial Statements	28
6.6	Absence of Certain Changes	29
6.7	Litigation and Liabilities	29
6.8	Compliance with Laws; Licenses	30
6.9	Environmental Matters	30
6.10	Tax Matters	31
6.11	Property	31
6.12	Parent Material Contracts	32
6.13	Brokers and Finders	32
6.14	Insurance	32
6.15	EEP Merger Agreement	32
6.16	No Other Representations or Warranties	32

ARTICLE VII

Covenants

7.1	Interim Operations	33
7.2	Change in Recommendation	35

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7.3	Prospectus/Proxy Filing; Information Supplied	39
7.4	Shareholders Meeting	40
7.5	Cooperation; Efforts to Consummate	41
7.6	Status; Notifications	41
7.7	Information; Access and Reports	42
7.8	Stock Exchange Listing and Delisting	42
7.9	Expenses	43
7.10	Indemnification; Directors’ and Officers’ Insurance	43
7.11	Takeover Statutes	45
7.12	Section 16 Matters	45
7.13	Transaction Litigation	45
7.14	Voting	46
7.15	Special Committee	46
7.16	Performance by Company	46

ARTICLE VIII

Conditions

8.1	Conditions to Obligation of Each Party	47
8.2	Conditions to Obligation of Parent and Merger Sub	47
8.3	Conditions to Obligation of the Company	48

ARTICLE IX

Termination

9.1	Termination by Mutual Written Consent	49
9.2	Termination by Either Parent or the Company	49
9.3	Termination by Parent	50
9.4	Termination by the Company	50
9.5	Effect of Termination and Abandonment	50
9.6	Payment of Company Expenses	51

ARTICLE X

Miscellaneous and General

10.1	Survival	51
10.2	Modification or Amendment; Waiver	51
10.3	Counterparts	52
10.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	52
10.5	Specific Performance	53
10.6	Notices	53
10.7	Entire Agreement	55
10.8	Third-Party Beneficiaries	55

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10.9	Non-Recourse	56
10.10	Fulfillment of Obligations	56
10.11	Severability	56
10.12	Successors and Assigns	57

Exhibit A Form of Company Agreement Amendment

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 17, 2018, is entered into by and among Enbridge Energy Management, L.L.C., a Delaware limited liability company (the “Company”), Enbridge Inc., a Canadian corporation (“Parent”), Winter Acquisition Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and, solely for purposes of ARTICLE I, Section 2.4 and ARTICLE X, Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with the Company, Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware General Corporation Law (“DGCL”);

WHEREAS, the special committee composed of the independent members (the “Special Committee”) of the board of directors of the Company (the “Company Board”) has, acting in good faith, unanimously (a) determined, based upon the facts and circumstances it deemed relevant, reasonable or appropriate to its decision, that this Agreement, the transactions contemplated by this Agreement, including the Merger (the “Transactions”), and the Company Agreement Amendment are fair and reasonable to the Company, including the holders of Listed Shares (other than Parent and its Affiliates) (the “Public Shareholders”), (b) approved this Agreement, the Company Agreement Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (c) recommended that the Company Board approve this Agreement, the Company Agreement Amendment and the Transactions;

WHEREAS, the Company Board, upon the recommendation of the Special Committee, has, acting in good faith, unanimously (a) determined that this Agreement, the Company Agreement Amendment and the Transactions are fair and reasonable to the Company, including the Public Shareholders, (b) approved this Agreement, the Company Agreement Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (c) resolved to recommend that the holders of Listed Shares approve the Transactions, this Agreement and the Company Agreement Amendment, and waive Section 9.05(a)(v) of the Company Agreement (the “Company Recommendation”) and directed that this Agreement be submitted to the holders of Listed Shares for their approval;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (of those voting) (a) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (b) approved the issuance of Parent’s common shares (the “Parent Common Stock”), in connection with the Transactions, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION AND CONSTRUCTION

1.1    Definitions. For the purposes of this Agreement, except as otherwise expressly provided herein, the following terms have meanings set forth in this Section 1.1:

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case, other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided that, for purposes of this Agreement, prior to the Closing, the Company shall not be considered an Affiliate of Parent or any of Parent’s other Affiliates, nor shall Parent or any of Parent’s Affiliates be considered Affiliates of the Company or any of its Subsidiaries.

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York or in Calgary, Alberta, Canada are required or authorized by Law to close.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada.

“Code” means the Internal Revenue Code of 1986.

“Company Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 17, 2002, as amended.

“Company Expenses” means an amount in cash equal to the reasonable and documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the Company, including such expenses of the Special Committee, in connection with this Agreement and the Transactions up to a maximum amount of $4.0 million.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

“Company Securities” has the meaning set forth in the Company Agreement.

“Company Shareholders Meeting” means the meeting of holders of Listed Shares of the Company to be held in connection with the Merger and to determine the manner in which I-Units shall be voted with respect to the EEP Merger Agreement, as may be adjourned or postponed from time to time.

“Contract” means any legally binding written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“DTC” means The Depositary Trust Company.

“EEP” means Enbridge Energy Partners, L.P., a Delaware limited partnership.

“EEP Merger” means the merger of Winter Acquisition Sub II, LLC with and into EEP, with EEP surviving such merger, as provided in the EEP Merger Agreement.

“EEP Merger Agreement” means the Agreement and Plan of Merger, dated September 17, 2018, among Parent, EEP, Enbridge Energy Company Inc., the Company, Enbridge (U.S.) Inc., Winter Acquisition Sub II, LLC and, for certain purposes set forth therein, Enbridge US Holdings Inc., as may be amended from time to time in compliance with the applicable provisions thereof, including all annexes, exhibits, schedules, disclosure letters and other documents delivered in connection therewith.

“Effect” means any effect, event, development, change or occurrence.

“Energy Products” means, collectively, natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids and products produced from the fractionation of natural gas liquids.

“Environmental Law” means any Law relating to (a) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or workplace health or occupational safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect on the date of this Agreement.

“Environmental Permit” means all Licenses required under Environmental Law.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means Listed Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Listed Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Entity with jurisdiction over the environment, natural resources, or workplace health or occupational safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“I-Units” has the meaning set forth in the Company Agreement.

“Intervening Event” means any Effect that is not known or reasonably foreseeable to or by the Special Committee as of the date of this Agreement (or if known, the consequences of which were not known by the Special Committee as of the date of this Agreement), which Effect (or consequences) becomes known to or by the Special Committee prior to the Requisite Company Vote having been obtained; provided, however, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequences thereof, (ii) any action taken by any Party pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and the consequences of any such action, (iii) changes in the Energy Products gathering, processing, treating, transportation and storage industries, (iv) the fact that, in and of itself, the Company exceeds internal or published projections, or (v) changes, in and of themselves, in the market price of the Listed Shares.

“Knowledge” when used in this Agreement (a) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 1.1(a) of the Company Disclosure Letter, and (b) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 1.1(a) of the Parent Disclosure Letter, in each case, after reasonable inquiry.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Licenses” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Listed Share” has the meaning set forth in the Company Agreement.

“Material Adverse Effect”, with respect to Parent or the Company, means any Effect that, individually or in the aggregate with any other Effect, is materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of such Party and its Subsidiaries, in each case taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)    Effects affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in general in the U.S., Canada or elsewhere in the world;

(b)    Effects that are the result of factors affecting the Energy Products gathering, drilling, processing, treating, transportation, storage, marketing and other related industries, markets or geographical areas in which such Party and its Subsidiaries conduct their respective businesses (including any change in the prices of Energy Products, industry margins or any regulatory changes or changes in applicable Law);

(c)    Effects caused by the entry into, announcement or performance of the Transactions, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners, Governmental Entities or employees or any Transaction Litigation or actions taken or requirements imposed by any Governmental Entity in connection with the Transactions;

(d)    changes or modifications in GAAP or applicable accounting regulations or principles, or in the interpretation or enforcement thereof, after the date of this Agreement;

(e)    any Effect resulting from any adoption, implementation, promulgation, repeal, modification, reinterpretation, change of enforcement or proposal of any Law, decision or protocol or any other legislative or political conditions or policy or practices of any Governmental Entity;

(f)    changes in stock price, trading volume or credit rating or any failure by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(g)    any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster or acts of God, whether or not caused by any Person;

(h)    the performance by any Party of its obligations under this Agreement, including any action taken or omitted to be taken at the request or with the consent of Parent, with respect to the Company, or at the request or with the consent of the Company, with respect to Parent, as applicable;

(i)    any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of such Party or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (i) shall not prevent or otherwise affect a determination that any Effect underlying such Effect or announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(j)    a decline in the market price, or change in trading volume, of the Listed Shares on the NYSE or the shares of Parent Common Stock on the TSX or the NYSE, as applicable; provided that the exception in this clause (j) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect;

(k)    any Proceeding commenced by or involving any current or former member, partner, unitholder or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the Transactions; or

(l)    Effects caused by the entry into, announcement, consummation or performance of, or failure to enter into or consummate, the Other Parent Transactions, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners, Governmental Entities or employees or any litigation related to the Other Parent Transactions or actions taken or requirements imposed by any Governmental Entity in connection with the Other Parent Transactions;

provided, further, that, with respect to clauses (a), (b), (d), (e) and (g), such Effect shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent it disproportionately adversely affects such Party and its Subsidiaries compared to other companies operating in the industries in which such Party and its Subsidiaries operate.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (a) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents; (b) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents; (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents; (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents; and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Parent Transactions” means any and all potential transactions entered into between Parent, on the one hand, and any of EEP, Spectra Energy Partners, LP, or Enbridge Income Fund Holdings Inc., on the other hand, pursuant to which Parent acquires ownership, directly or indirectly, of all equity interests of the respective counterparty, whether prior to, concurrently with or subsequent to the date of this Agreement, including, for the avoidance of doubt, the EEP Merger.

“Outstanding” has the meaning set forth in the Company Agreement.

“Parent Material Adverse Effect” means a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, any other Person of which (a) more than 50% of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests or (iii) the capital or profit interests, in each case, is beneficially owned, directly or indirectly, by such first Person or (b) the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body is held by such first Person; provided, however, that when used with respect to Parent, the term “Subsidiary” shall not include the Company, and that when used with respect to the Company, the term “Subsidiary” shall not include EEP and its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries) of the Company that the Special Committee has determined in good faith, after consultation with outside legal counsel and its financial advisor, that (a) if consummated, would result in a transaction more favorable to the Public Shareholders, from a financial point of view, than the Merger (after taking into account any revisions to the terms of this Agreement proposed by the Company pursuant to Section 7.2(d)(ii) and the time likely to be required to consummate such Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and shareholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal; provided that any requisite vote or consent of Parent or its Affiliates that may be required to effect the proposal shall not be taken into account in determining whether a proposal is reasonably likely to be consummated.

“Tax” or “Taxes” means (a) any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, escheat or unclaimed property obligations, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto and (b) any liability for the payment of amounts described in clause (a) of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law), as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Trading Day” means any day on which the NYSE is open for trading.

“TSX” means the Toronto Stock Exchange.

“Willful Breach” means, subject to Section 7.16, an intentional and willful material breach, or an intentional and willful material failure to perform, in each case, that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

1.2    Additional Definitions. For the purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Agreement	Preamble
Aggregate Merger Consideration	3.1
Alternative Acquisition Agreement	7.2(d)(i)(D)
Company Agreement Amendment	2.4
Applicable Date	5.5(a)
Bankruptcy and Equity Exception	5.3(a)
Book-Entry Share	3.2
Certificate	3.2
Certificate of Merger	2.3
Change of Recommendation	7.2(d)(i)(D)
Chosen Courts	10.4(b)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Approvals	5.4(a)
Company Board	Recitals
Company Disclosure Letter	ARTICLE V
Company Material Contracts	5.12(a)
Company Recommendation	Recitals
Company Reports	5.5(a)
D&O Insurance	7.10(b)
DGCL	Recitals
DLLCA	Recitals
EECI	Preamble
Effective Time	2.3
Eligible Shares	3.1
Encumber	5.11
Encumbrance	5.11
Exchange Agent	4.1
Exchange Fund	4.1
Exchange Ratio	4.1

Indemnified Parties	7.10(a)
Letter of Transmittal	4.2(a)
Merger	Recitals
Merger Consideration	3.1
Merger Sub	Preamble
Non-DTC Book-Entry Share	4.2(b)
Original Date	7.4(b)
Outside Date	9.2(a)
Parent	Preamble
Parent Approvals	6.4
Parent Board	Recitals
Parent Capital Stock	6.2(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	ARTICLE VI
Parent Material Contract	6.12(a)
Parent Reports	6.5(a)
Party/Parties	Preamble
Preference Shares	6.2(a)
Proxy/Prospectus	7.3(a)
Public Shareholders	Recitals
Registration Statement	7.3(a)
Requisite Company Vote	5.3(a)
Special Committee	Recitals
Surviving Entity	2.1
Tail Period	7.10(b)
Transaction Litigation	7.13
Transactions	Recitals
Voting Shares	5.2(a)

1.3    Interpretation and Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)    The Preamble, and all Recital, Article, Section, Subsection, schedule and exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(c)    Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto”, “hereof”, “hereby”, “herein”, “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(d)    Except as otherwise expressly provided herein or in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, the term “dollars” and the symbol “$” mean United States Dollars, and currency amounts referenced in this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter are in United States Dollars.

(e)    Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(f)    Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g)    The Company Disclosure Letter and Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE V or ARTICLE VI, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

2.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL and DLLCA and the separate existence of Merger Sub shall thereupon cease; (b) the Company shall be the surviving limited liability company in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the Effective Time, shall be a Subsidiary of Parent, and the separate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE III; and (c) the Merger shall have such other effects as provided in the DLLCA and the DGCL, in each case, except as expressly set forth in this Agreement.

2.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied) or that may be waived at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”). If the parties to the EEP Merger are ready, willing and able to consummate the EEP Merger substantially simultaneously with the Merger, then each of the Merger and the EEP Merger shall be consummated substantially concurrently on the same date in the sequence set forth in Section 2.2 of the Parent Disclosure Letter.

2.3    Effective Time. As soon as practicable following, and on the date of, the Closing, the Company will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Company Agreement, the DGCL and the DLLCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

2.4    Amendment of Company Agreement. Immediately prior to the Effective Time of the Merger, EECI, as record holder of all of the Voting Shares of the Company, shall amend the Company Agreement as set forth in Exhibit A hereto (the “Company Agreement Amendment”).

2.5    Organizational Documents of the Surviving Entity. At the Effective Time, (a) the certificate of formation of the Company as in effect immediately prior to the Effective Time shall continue as the certificate of formation of the Surviving Entity, until duly amended as provided therein or by applicable Law, and (b) the Company Agreement, as amended by the Company Agreement Amendment, shall remain unchanged and shall continue as the limited liability company agreement of the Surviving Entity, until duly amended as provided therein or by applicable Law, and in each case any further amendments or restatements must be consistent with the obligations set forth in Section 7.10 of this Agreement.

ARTICLE III

MERGER CONSIDERATION; EFFECT OF THE MERGER ON COMPANY SECURITIES

3.1    Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any Company Securities, each Listed Share issued and outstanding immediately prior to the Effective Time other than Excluded Shares (each such Listed Share, an “Eligible Share”) shall be exchanged for the right to receive 0.335 shares of Parent Common Stock (such ratio, the “Exchange Ratio”, such number of shares of Parent Common Stock, the “Merger Consideration”, and the aggregate of such number of shares of Parent Common Stock to be exchanged for the Eligible Shares, the “Aggregate Merger Consideration”).

3.2    Conversion of Listed Shares. Each Eligible Share, upon being converted into the right to receive the Merger Consideration pursuant to this Section 3.2, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration with respect to such Eligible Share(s) and the right, if any, to receive, pursuant to Section 4.5, cash in lieu of fractional shares into which such Eligible Share(s) have been converted pursuant to this Section 3.2 and any dividends or other distributions pursuant to Section 4.3.

3.3    Treatment of Excluded Shares and Other Parent-Owned Company Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any limited liability company interests of the Company, each (i) Excluded Share shall remain outstanding as a Listed Share in the Surviving Entity, and (ii) Voting Share shall remain outstanding as a Voting Share in the Surviving Entity, in each case, unaffected by the Merger.

3.4    Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, all shares of common stock in Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist.

3.5    Tax Treatment of the Merger. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a part of a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE IV

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

4.1    Exchange Agent. At or immediately prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution or trust company selected by Parent with the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares upon Closing, (a) an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form comprising the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.1 and (b) an aggregate amount of cash comprising approximately the amounts required to be delivered in respect of Eligible Shares pursuant to Section 4.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 4.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such shares of Parent Common Stock, cash in lieu of fractional shares payable pursuant to Section 4.5 and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 4.1 are referred to collectively in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than the purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Parent. Any interest or other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement.

4.2    Procedures for Surrender.

(a)    With respect to Certificates, as promptly as reasonably practicable after the Effective Time (and in any event within three Business Days thereafter), the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger; (ii) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or satisfaction of the conditions provided in Section 4.7 in lieu of a Certificate) to the Exchange Agent (the “Letter of Transmittal”); and (iii) instructions for surrendering a Certificate (or satisfaction of the conditions provided in Section 4.7 in lieu of a Certificate) to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or satisfaction of the conditions provided in Section 4.7 in lieu of a Certificate) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (x) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to ARTICLE III in the name of such record holder and (y) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.8) of (A) any cash in lieu of fractional shares plus (B) any unpaid dividends or other distributions that such holder has the right to receive pursuant to this ARTICLE IV. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b)    With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (and in any event within three Business Days thereafter), the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger; (ii) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to ARTICLE III in the name of such record holder; and (iii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.8) of (A) any cash in lieu of fractional shares plus (B) any unpaid dividends or other distributions that such holder has the right to receive pursuant to this ARTICLE IV. Notwithstanding the foregoing, any holder of an Eligible Share that is duplicatively evidenced by both a Certificate and a book-entry account shall not receive the notice, statement and check contemplated by the immediately preceding sentence with respect to such Eligible Share, but shall surrender the applicable Certificate in accordance with the procedures set forth in Section 4.2(a) to receive the Merger Consideration and any other amounts due under this Agreement with respect to such Eligible Share, and no additional Merger Consideration or other amounts under this Agreement will accrue or be payable to the duplicative book-entry account for such Eligible Share.

(c)    With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to this ARTICLE IV.

(d)    No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this ARTICLE IV.

4.3    Distributions with Respect to Unsurrendered Certificates. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. Subject to Section 4.5, no dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder with respect to any unsurrendered Certificate until the Certificate (or satisfaction of the conditions provided in Section 4.7 in lieu of a Certificate) is surrendered for exchange in accordance with this ARTICLE IV. Subject to applicable Law, following such surrender, dividends or distributions with respect to the Parent Common Stock issued in exchange for Eligible Shares in accordance with this ARTICLE IV shall be paid to the holders of record of such Eligible Shares, without interest, (a) promptly after the time of such surrender for any dividends or other distributions with a record date after the Effective Time but a payment date prior to surrender and (b) at the appropriate payment date for any dividends or other distributions payable with respect to shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender.

4.4    Transfers.

(a)    From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Eligible Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such Eligible Shares except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(b)    With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, the proper number of shares of Parent Common Stock, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 4.8) to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Until surrendered as contemplated by this Section 4.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, payable or issuable pursuant to this ARTICLE IV.

(c)    With respect to Book-Entry Shares, payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, payable or issuable pursuant to this ARTICLE IV, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

4.5    Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of Listed Shares pursuant to Section 3.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 3.1, but for this Section 4.5, shall be aggregated and rounded to three decimal places, and such holder shall be entitled to receive an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 4.5, be entitled to receive pursuant to Section 3.1, aggregated and rounded to three decimal points, and (b) an amount equal to the average of the volume-weighted average price per share of Parent Common Stock on the New York Stock Exchange as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by Parent and the Company on the Trading Day immediately prior to the Effective Time for ten Trading Days ending on the fifth full Business Day immediately prior to the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 4.5 to any dividends, distributions, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

4.6    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed as of the date that is twelve months following the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this ARTICLE IV shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to this ARTICLE IV, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Listed Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

4.7    Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid dividends or other distributions, in each case, payable or issuable pursuant to this ARTICLE IV, had such lost, stolen or destroyed Certificate been surrendered.

4.8    Withholding Rights. Each of Parent, Merger Sub, the Company, the Exchange Agent and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include shares of Parent Common Stock, as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Company, the Exchange Agent or the Surviving Entity, as applicable, such withheld amounts

(a) shall be timely remitted by Parent, Merger Sub, the Company, the Exchange Agent or the Surviving Entity, as applicable, to the applicable Governmental Entity, and (b) to the extent such withheld amounts are remitted to the appropriate Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the holder of Listed Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Company, the Exchange Agent or the Surviving Entity, as applicable. If withholding is taken in shares of Parent Common Stock, Parent, Merger Sub, the Company, the Surviving Entity and the Exchange Agent, as applicable, shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Entity.

4.9    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with ARTICLE IX, the issued and outstanding Listed Shares or securities convertible or exchangeable into or exercisable for Listed Shares or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution (other than a distribution required by Section 4.01 of the Company Agreement), recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration (and the Exchange Ratio) shall be equitably adjusted to provide the holders of Listed Shares and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items so adjusted shall, from and after the date of such event, be the Merger Consideration (and the Exchange Ratio). Nothing in this Section 4.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

4.10    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for purposes of the representations and warranties set forth in this ARTICLE V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1    Organization, Good Standing and Qualification. The Company has no Subsidiaries. The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.2    Capital Structure of the Company.

(a)    As of the close of business on September 14, 2018, the issued and outstanding limited liability company interests of the Company consisted of: (i) 98,611,085.3105910 Listed Shares, of which 11,524,315.6615660 were owned, directly or indirectly, by Parent; and (ii) 7.434953 Voting Shares representing limited liability company interests in the Company (“Voting Shares”), all of which were owned, directly or indirectly, by Parent; and (iii) no other equity interests or other voting securities of the Company were issued or outstanding. All of the outstanding Listed Shares and Voting Shares, and the limited liability company interests represented thereby, have been duly authorized and validly issued in accordance with the Company Agreement and are fully paid (to the extent required under the Company Agreement) and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the DLLCA and the Company Agreement).

(b)    The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of Listed Shares of the Company on any matter. Except as set forth in Section 5.2(b) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or to sell any Company Securities or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

5.3    Authority; Approval and Fairness.

(a)    The Company has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to (i) approval of this Agreement and the Company Agreement Amendment and (ii) waiver of Section 9.01(a)(v) of the Company Agreement by the affirmative vote of the holders of a majority of the Outstanding Listed Shares entitled to vote (which shall not include Excluded Shares) on such matter at a meeting of holders of Listed Shares of the Company duly called and held for such purpose (clauses (i) and (ii), together, the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)    As of the date of this Agreement, the Special Committee has, acting in good faith, unanimously (i) determined based upon the facts and circumstances it deemed relevant, reasonable or appropriate to its decision, that this Agreement, the Company Agreement Amendment and the Transactions are fair and reasonable to the Company, including the Public Shareholders, (ii) approved this Agreement, the Company Agreement Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (iii) recommended that the Company Board approve this Agreement, the Company Agreement Amendment and the Transactions.

(c)    As of the date of this Agreement, the Company Board, upon the recommendation of the Special Committee, has, acting in good faith, unanimously (i) determined that this Agreement, the Company Agreement Amendment and the Transactions are fair and reasonable to the Company, including the Public Shareholders, (ii) approved this Agreement, the Company Agreement Amendment and the Transactions, on the terms and subject to the conditions set forth in this Agreement, and (iii) resolved to recommend that the holders of Listed Shares approve the Transactions, this Agreement and the Company Agreement Amendment and waive Section 9.05(a)(v) of the Company Agreement and directed that this Agreement be submitted to the holders of Listed Shares of the Company for their approval.

5.4    Governmental Filings; No Violations; Certain Contracts; Etc.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the DLLCA and the DGCL, (ii) under the HSR Act, the Exchange Act and the Securities Act, (iii) required to be made with the NYSE and (iv) under state securities, takeover, public utility and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Subject to obtaining the Requisite Company Vote, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Organizational Documents of the Company; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any Company Material Contract; or (iv) result in the creation of any lien on any of the assets or businesses of the Company under any such Company Material Contract, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a Company Material Adverse Effect.

5.5    Company Reports; Financial Statements.

(a)    The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2016 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except for any statements (x) in any Company Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the date of this Agreement or (y) with respect to information supplied in writing by or on behalf of Parent, as to which the Company makes no representation or warranty. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Company Reports.

(b)    Each of the statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the financial position of the Company as of its date and each of the statements of comprehensive income, statements of shareholders’ equity and statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC.

(c)    The Company makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, in all material respects, as required pursuant to Section 13(b)(2) under the Exchange Act. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13A-15 under the Exchange Act) as required by Rule 13A-15 under the Exchange Act and applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules, forms and regulations of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

5.6    Absence of Certain Changes. Since December 31, 2017, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

5.7    Litigation and Liabilities.

(a)    Except as set forth in Company Reports, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its properties or assets, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated statements of financial position (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, or (ii) incurred in the Ordinary Course since December 31, 2017, the Company has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make-whole or similar liabilities or obligations) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company (or the notes thereto), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    As of the date of this Agreement, neither the Company nor any of its properties or assets is party or subject to, or affected by, the provisions of any material judgment, order, writ, injunction, stipulation, ruling, determination, decree or award of any Governmental Entity except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    Notwithstanding anything contained in this Section 5.7, no representation or warranty shall be deemed to be made in this Section 5.7 in respect of environmental matters.

5.8    Compliance with Laws; Licenses.

(a)    The business of the Company is not currently being conducted, and at no time since the Applicable Date has been conducted, in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    The Company has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    Notwithstanding anything contained in this Section 5.8, no representation or warranty shall be deemed to be made in this Section 5.8 in respect of environmental matters.

5.9    Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) since January 1, 2013, the Company is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits; (b) all Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) as of the date of this Agreement, no suspension or cancellation of any Environmental Permit is pending or threatened in writing; (d) no property currently or formerly owned, leased or operated by the Company (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (e) as of the date of this Agreement, there are no Proceedings pending or threatened in writing against the Company or involving any real property currently or formerly owned, operated or leased by or for the Company alleging noncompliance with, or liability under, any Environmental Law; and (f) the Company is not subject to any Governmental Order with any Governmental Entity or any indemnity or other agreement with any third party that imposes any current or future obligations under any Environmental Law.

5.10    Tax Matters. Except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)    The Company has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate in all material respects.

(b)    All Taxes owed by the Company that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established on the statements of financial position of the Company included in the Company Reports.

(c)    Except as set forth in Section 5.10(c) of the Company Disclosure Letter, to the Knowledge of the Company, no deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company. There are no Proceedings pending or threatened in writing regarding any material Taxes of the Company or the assets of the Company.

(d)    Except as set forth in Section 5.10(d) of the Company Disclosure Letter, the Company is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes).

(e)    The Company has no liability for Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(f)    The Company has not been, within the past two years or otherwise, as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g)    The Company has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of Tax Law.

5.11    Property. The Company owns and has good title to all of its owned real property and good title to all of its owned personal property, and has valid leasehold interests in all of its leased real properties free and clear of all pledges, liens, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restrictions on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions) and except those existing or arising pursuant to the applicable governing documents of such entities (each, an “Encumbrance”, and any action of correlative meaning, to “Encumber”), in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Encumbrances permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All leases under which the Company leases any real or personal property are valid and effective against the Company and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by the Company or, to the Knowledge of the Company, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by the Company or, to the Knowledge of the Company, the counterparties thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.12    Company Material Contracts.

(a)    Except for this Agreement and except for Contracts filed with or publicly furnished to the SEC by the Company prior to the date of this Agreement, as of the date of this Agreement, the Company is not a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act, “Company Material Contract”).

(b)    Each Company Material Contract is valid and binding on the Company, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no default under any such Company Material Contracts by the Company, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

5.13    Opinion of Financial Advisor. The Special Committee has received the opinion of Goldman Sachs & Co. LLC (the financial advisor to the Special Committee), dated as of September 17, 2018, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders (other than Parent and its Affiliates) of Listed Shares. A copy of such opinion letter will be made available to Parent as soon as practicable following the date of this Agreement on a confidential basis solely for informational purposes (it being agreed that such opinion is solely for the benefit of the Special Committee and may not be relied upon by Parent or Merger Sub).

5.14    Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that the Special Committee has engaged Goldman Sachs & Co. LLC as its financial advisor. The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Goldman Sachs & Co. LLC is entitled to any fees and expenses in connection with any of the Transactions.

5.15    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE V, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company hereby expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the Company in this ARTICLE V, written information made available to Parent, Merger Sub or any of their respective Affiliates or Representatives in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.15 shall limit Parent’s or Merger Sub’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by the Company in this ARTICLE V.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Reports filed with or furnished to the SEC or filed on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Regulators prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that for purposes of the representations and warranties set forth in this ARTICLE VI, disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represents and warrants to the Company that:

6.1    Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.2    Capital Structure of Parent; Capitalization of Merger Sub.

(a)    The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock, of which 1,724,340,802 shares were outstanding as of the close of business on September 14, 2018, and an unlimited number of preference shares, issuable in series (“Preference Shares”), of which 5,000,000 Series A Preference Shares, 18,269,812 Series B Preference Shares, 1,730,188 Series C Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares, 8,000,000 Series 5 Preference Shares, 10,000,000 Series 7 Preference Shares, 11,000,000 Series 9 Preference Shares, 20,000,000 Series 11 Preference Shares, 14,000,000 Series 13 Preference Shares, 11,000,000 Series 15 Preference Shares, 30,000,000 Series 17 Preference Shares and 20,000,000 Series 19 Preference Shares were issued and outstanding as of the date of this Agreement (collectively, the “Parent Capital Stock”). All of the outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and nonassessable.

(b)    Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth in Section 6.2 of the Parent Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of Parent Capital Stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c)    All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

6.3    Authority; Approval.

(a)    No vote of holders of Parent Capital Stock is necessary to approve this Agreement and the Transactions, including the issuance of shares of Parent Common Stock as the Aggregate Merger Consideration. Each of Parent and Merger Sub has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to approval of this Agreement by Parent as the sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued by it pursuant to ARTICLE V of this Agreement. The shares of Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Parent Common Stock, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

6.4    Governmental Filings; No Violations.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to the Canada Business Corporations Act, (ii) under the HSR Act, the Exchange Act, the Securities Act and applicable Canadian Securities Laws, (iii) required to be made with the NYSE and the TSX, and (iv) state or provincial securities, takeover, public utility and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by Parent do not, and the consummation of the Transactions will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Organizational Documents of any of Parent or its Subsidiaries; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any Parent Material Contract; or (iv) result in the creation of any lien on any of the assets or businesses of any of Parent or its Subsidiaries under any such Parent Material Contract, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.5    Parent Reports; Financial Statements.

(a)    Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act and with applicable Canadian Securities Regulators since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and applicable Canadian Securities Laws. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except for any statements in any Parent Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC or with applicable Canadian Securities Regulators prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the staff of the SEC or applicable Canadian Securities Regulators with respect to the Parent Reports.

(b)    Each of the consolidated statements of financial position included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of comprehensive income, changes in equity and cash flows included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC or Canadian Securities Regulators.

(c)    Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, in all material respects, as required pursuant to Section 13(b)(2) under the Exchange Act and with applicable Canadian Securities Regulators, as applicable. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13A-15 under the Exchange Act) as required by Rule 13A-15 under the Exchange Act, the applicable listing standards of the TSX and applicable Canadian Securities Laws. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act and applicable Canadian Securities Laws are recorded, processed, summarized and reported within the time periods specified in the rules, forms and regulations of the SEC and Canadian Securities Regulators, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

6.6    Absence of Certain Changes. Since December 31, 2017, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

6.7    Litigation and Liabilities.

(a)    Except as set forth in the Parent Reports, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent, any of its Subsidiaries or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    Except for obligations and liabilities (i) reflected or reserved against in Parent’s consolidated statements of financial position (and the notes thereto) included in the Parent Reports filed prior to the date of this Agreement or (ii) incurred in the Ordinary Course since December 31, 2017, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make-whole or similar liabilities or obligations) that would be required by GAAP to be reflected on a consolidated statement of financial position (or notes thereto) of Parent and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)    As of the date of this Agreement, neither Parent, nor any of its Subsidiaries nor any of their respective properties or assets are a party or subject to, or affected by, the provisions of any material judgment, order, writ, injunction, stipulation, ruling, determination, decree or award of any Governmental Entity except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)    Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of environmental matters.

6.8    Compliance with Laws; Licenses.

(a)    The businesses of each of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    Parent and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective businesses as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)    Notwithstanding anything contained in this Section 6.8, no representation or warranty shall be deemed to be made in this Section 6.8 in respect of environmental matters.

6.9    Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (a) since January 1, 2013, each of Parent and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits; (b) all Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) as of the date of this Agreement, no suspension or cancellation of any Environmental Permit is pending or threatened in writing; (d) no property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance requiring remediation or other action pursuant to any Environmental Law; (e) as of the date of this Agreement, there are no Proceedings pending or threatened in writing against Parent or any of its Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Parent or any of its Subsidiaries alleging noncompliance with, or liability under, any Environmental Law; and (f) neither Parent nor any of its Subsidiaries is subject to any Governmental Order with any Governmental Entity or any indemnity or other agreement with any third party that imposes any current or future obligations under any Environmental Law.

6.10    Tax Matters. Except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a)    Parent and each of its Subsidiaries have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate in all material respects.

(b)    All Taxes owed by Parent and each of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established on the consolidated statement of financial position of Parent and its consolidated Subsidiaries included in the Parent Reports.

(c)    Except as set forth in Section 6.10(c) of the Parent Disclosure Letter, to the Knowledge of Parent, no deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries. There are no Proceedings pending or threatened in writing regarding any material Taxes of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries.

(d)    Except as set forth in Section 6.10(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than any (i) agreement or arrangement exclusively between or among Parent and its Subsidiaries or (ii) customary Tax indemnification provisions in commercial agreements not primarily related to Taxes).

(e)    Neither Parent nor any of its Subsidiaries has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(f)    Neither Parent nor any of its Subsidiaries has been, within the past two years or otherwise, as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g)    Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of Tax Law.

6.11    Property. Parent or a Subsidiary of Parent owns and has good title to all of its owned real property and good title to all of its owned personal property, and has valid leasehold interests in all of its leased real properties free and clear of all Encumbrances, in each case, to an extent sufficient to conduct their respective businesses as currently conducted (except in all cases for Encumbrances permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All leases under which Parent or any of its Subsidiaries lease any real or personal property are valid and effective against Parent or any of its Subsidiaries and, to the Knowledge of Parent, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries or, to the Knowledge of Parent, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries or, to the Knowledge of Parent, the counterparties thereto, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.12    Parent Material Contracts.

(a)    Except for this Agreement and except for Contracts filed with or publicly furnished to the SEC or filed on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Regulators by Parent or any of its Subsidiaries prior to the date of this Agreement, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act, “Parent Material Contract”).

(b)    Each Parent Material Contract is valid and binding on Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no default under any such Parent Material Contracts by Parent or its Subsidiaries, or, to the Knowledge of Parent, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries or, to the Knowledge of Parent, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.13    Brokers and Finders. Neither Parent, nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that Parent has employed Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital Inc. as its financial advisors.

6.14    Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of Parent and its Subsidiaries are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the Energy Products gathering, processing, treating, transportation and storage industries and natural gas liquids marketing industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of or indication of an intention not to renew, any such insurance policy has been received by Parent or any of its Subsidiaries other than in the Ordinary Course.

6.15    EEP Merger Agreement. Parent has provided the Company a correct and complete copy of the EEP Merger Agreement.

6.16    No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE VI, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to

Parent, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of Parent and Merger Sub hereby expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by Parent or Merger Sub in this ARTICLE VI, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 6.16 shall limit the Company’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by Parent and Merger Sub in this

ARTICLE VII

COVENANTS

7.1    Interim Operations.

(a)    Each of the Company and Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent or the Company, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement, as provided in any Contract in effect as of the date of this Agreement, or as required by applicable Law, the business of it and its Subsidiaries shall be conducted in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly: (i) contemplated by this Agreement; (ii) contemplated by any Contract entered into prior to, concurrently with or after the date of this Agreement by Parent with respect to the Other Parent Transactions (as such Contract may be amended, supplemented or otherwise modified from time to time); (iii) required by applicable Law or the terms of any Contract in effect on the date of this Agreement, (iv) as approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by the other Party; or (v) set forth in the corresponding subsection of Section 7.1 of the Company Disclosure Letter, as it relates to the Company and its Subsidiaries, or on Section 7.1 of the Parent Disclosure Letter, as it relates to Parent and its Subsidiaries, each Party, on its own account, shall not and shall not permit its Subsidiaries to:

(i)    make any material change to the nature of its business and operations;

(ii)    make any change to its Organizational Documents as in effect on the date of this Agreement in any manner that would reasonably be expected to prohibit, prevent or materially impede, hinder or delay the ability of such Party to satisfy any of the conditions to, or the consummation of, the Merger or the other Transactions;

(iii)    (A) merge or consolidate itself or any of its Subsidiaries with any other Person (expressly excluding, for the avoidance of doubt, any of the Other Parent Transactions), or (B) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case, except (1) such transactions solely between or among, or solely involving, such Party and one or more of its wholly owned Subsidiaries, or a Subsidiary of such Party and one or more wholly owned Subsidiaries of such Subsidiary, (2) as would not reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (3) as would not reasonably be expected to prohibit, prevent or materially impede, hinder or delay the ability of such Party to satisfy any of the conditions to, or the consummation of, the Merger or the other Transactions;

(iv)    except as required by the Company Agreement, issue, sell, grant, transfer or authorize the issuance, sale or grant, or otherwise enter into any Contract with respect to the voting of, any of its partnership interests, limited liability company interests, shares of capital stock or equity interests, as applicable (other than the issuance of partnership interests, limited liability company interests, shares of capital stock or equity interests (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries or (B) in respect of equity-based awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any partnership interests, limited liability company interests, shares of capital stock or equity interests, as applicable, or any options, warrants or other rights of any kind to acquire any partnership interests, limited liability company interests, shares of capital stock or equity interests, as applicable, or such convertible or exchangeable securities;

(v)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its partnership interests, limited liability company interests, shares of capital stock or equity interests, as applicable, or securities convertible or exchangeable into or exercisable for any partnership interests, limited liability company interests, shares of capital stock or equity interests, as applicable;

(vi)    waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;

(vii)    other than in the Ordinary Course, make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved or accrued on such Party’s most recent consolidated balance sheet included in the Parent Reports or Company Reports, as applicable, or surrender any right to claim a refund of a material amount of Taxes;

(viii)    make any material changes with respect to accounting policies, except as required by changes in GAAP;

(ix)    make or declare any dividends or distributions to the holders of Common Units or Parent Common Stock, in each case, other than in the Ordinary Course; or

(x)    agree, authorize or commit to do any of the foregoing.

(b)    Notwithstanding anything to the contrary in this Agreement, a Party’s obligations under Section 7.1(a) to take an action or not to take an action, or to cause its Subsidiaries to take an action or not to take an action, shall, with respect to any Persons (and their respective Subsidiaries) controlled by such Party, or in which such Party otherwise has a voting interest, but that are not wholly owned Subsidiaries of such Party or have public equity holders, only apply (i) to the extent permitted by the organizational documents and governance arrangements of such entity and its subsidiaries, (ii) to the extent a Party is authorized and empowered to bind such entity and its subsidiaries and (iii) to the extent permitted by the Party’s or its Subsidiaries’ duties (fiduciary or otherwise) to such entity and its subsidiaries or any of its equity holders.

7.2    Change in Recommendation.

(a)    No Solicitation. Except as expressly permitted by this Section 7.2, the Company shall not, and none of its Subsidiaries nor any of the directors, officers or employees of it or its Subsidiaries shall, and the Company shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i)    initiate, solicit, propose, encourage or facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii)    provide any non-public information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv)    otherwise facilitate any effort or attempt to make an Acquisition Proposal.

It is understood and agreed that no act or failure to act by Parent or any of its Affiliates or Representatives shall be a violation or breach of this Section 7.2 by the Company.

(b)    Exceptions. Notwithstanding anything in this Section 7.2(b) to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a material breach of the obligations set forth in this Section 7.2, the Company may:

(i)    provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such information is made available to such Person and, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing customary terms (it being understood that such confidentiality agreement need not contain a standstill provision prohibiting the making or amending of an Acquisition Proposal); and

(ii)    participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Special Committee determines in good faith after consultation with outside legal counsel, based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal (A) constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) such Acquisition Proposal did not result from a breach of this Section 7.2.

(c)    Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by; (ii) any non-public information is requested in connection with any Acquisition Proposal from; or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d)    No Change of Recommendation.

(i)    Except as permitted by Section 7.2(d)(ii), Section 7.2(d)(iii) and Section 7.2(e), the Special Committee agrees it shall not:

(A)    withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(B)    fail to include the Company Recommendation in the Proxy/Prospectus;

(C)    fail to recommend, within ten Business Days after the commencement of such Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Listed Shares (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders;

(D)    approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(a) entered into in compliance with Section 7.2(a)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “Change of Recommendation”); or

(E)    except as expressly permitted by, and after compliance with, Section 7.2(d)(ii), recommend that the Company to enter into an Alternative Acquisition Agreement.

(ii)    Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Special Committee may effect a Change of Recommendation if (A) an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 7.2(a) is received by the Company and is not withdrawn, and (B) the Special Committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that a Change of Recommendation may not be made unless and until the Company has given Parent written notice of such action and the basis thereof five days in advance (unless at the time such notice is otherwise required to be given there are fewer than five days prior to the expected date of the Company Shareholders Meeting, as may be adjusted pursuant to Section 7.4, in which case such notice shall be provided as far in advance as practicable), which notice shall set forth in writing that the Special Committee intends to consider whether to take such action and comply in form, substance and delivery with the provisions of Section 7.2(c). After giving such notice and prior to effecting such Change of Recommendation the Company shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Special Committee not to effect a Change of Recommendation in response thereto. At the end of the five day period (or such shorter period as is permitted by this Section 7.2(d)(ii)), prior to taking action to effect a Change of Recommendation, the Special Committee shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing were to be given effect. Any modification to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(ii) except that the advance written notice obligation set forth in this Section 7.2(d)(ii) shall be reduced to three days.

(iii)    Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Special Committee may effect a Change of Recommendation in response to an Intervening Event if the Special Committee has reasonably determined in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to do so would be materially adverse to the interests of the Company or the Public Shareholders or would otherwise be reasonably likely to be inconsistent with its duties under applicable Law or obligations under the Company Agreement; provided, however, that a Change of Recommendation may not be made unless and until the Company has given Parent written notice of such action and the basis thereof five days in advance (unless at the time such notice is otherwise required to be given there are fewer than five days prior to the expected date of the Company Shareholders Meeting, as may be adjusted pursuant to Section 7.4, in which case such notice shall be provided as far in advance as practicable), which notice shall set forth in writing that the Special Committee intends to consider whether to take such action and a reasonably detailed description of such Intervening Event. After giving such notice and prior to effecting such Change of Recommendation the Company shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Special Committee not to effect a Change of Recommendation in response thereto. At the end of the five day period (or such shorter period as is permitted by this Section 7.2(d)(iii)), prior to taking action to effect a Change of Recommendation, the Special Committee shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that the failure to effect a Change of Recommendation would continue to be materially adverse to the interests of the Company or the Public Shareholders or would otherwise be reasonably likely to be inconsistent with its duties under applicable Law or obligations under the Company Agreement.

(e)    Certain Permitted Disclosure. Nothing contained in this Section 7.2 or elsewhere in this Agreement shall prohibit the Company or the Special Committee from disclosures to the Public Shareholders of: (A) a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (B) any disclosure the Special Committee has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be materially adverse to the interests of the Company or the Public Shareholders or would otherwise be reasonably likely to be inconsistent with its duties under applicable Law or obligations under the Company Agreement.

(f)    Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 7.2 which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as applicable.

7.3    Prospectus/Proxy Filing; Information Supplied.

(a)    As promptly as reasonably practicable after the date of this Agreement, the Company shall prepare and file with the SEC the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and Parent shall prepare and file with the SEC, Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the holders of Listed Shares of the Company, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions or until this Agreement is terminated in accordance with its terms.

(b)    Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus.

(c)    Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the holders of Listed Shares of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company and Parent further agrees that, if prior to the Closing Date, it should become aware of any information that would cause any of the statements in the Proxy/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the Proxy/Prospectus) not false or misleading, it will promptly inform the other Party thereof and, subject to Section 7.3(d), take the steps necessary to correct such information in an amendment or supplement to the Proxy/Prospectus or the Registration Statement.

(d)    Each of Parent and the Company will provide the other Party and their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement and other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the holders of Listed Shares of the Company. Each Party will include in the

Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

7.4    Shareholders Meeting.

(a)    The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Shareholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective and the SEC advises it has no further comments on the Proxy/Prospectus to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law or pursuant to Section 7.4(b). Notwithstanding the foregoing, if the partnership delivers a notice of an intent to make a Change of Recommendation pursuant to Section 7.2(d)(ii) or Section 7.2(d)(iii) within the five days prior to the Original Date or any date that the Company Shareholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.4, if directed by Parent, the Company shall as promptly as practicable thereafter postpone or adjourn the Company Shareholders Meeting for up to ten days in accordance with Parent’s direction. Subject to Section 7.2 of this Agreement, the Company Board shall recommend such approval and shall take all lawful action to solicit such approval.

(b)    The Company agrees (i) to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Parent one day prior to the Company Shareholders Meeting and, if requested, on the day of, but prior to, the Company Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Shareholders Meeting is scheduled (in either case, the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, the Company may, or if Parent so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting as long as the date of the Company Shareholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of twenty days from the Original Date in reliance on the preceding sentence.

(c)    Without limiting the generality of the foregoing, the Company agrees that its obligation to hold the Company Shareholders Meeting pursuant to this Section 7.4(c) shall not be affected by the making of a Change of Recommendation and its obligations pursuant to this Section 7.4(c) shall not be affected by the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal. The Company agrees that it shall not submit to the vote of the holders of Listed Shares any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s stockholders with respect to the Requisite Company Vote at the Company Shareholders Meeting.

7.5    Cooperation; Efforts to Consummate.

(a)    On the terms and subject to the conditions of this Agreement, each of the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) its respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of this Agreement the notification and report form required under the HSR Act), (ii) obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions and (iii) defending any Proceedings challenging this Agreement or the Transactions and seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Merger and the Transactions. Notwithstanding the foregoing, nothing in this Agreement will require any Party to hold separate or make any divestiture of any asset or otherwise agree to any restriction on its operations or other condition in order to obtain any consent or approval or other clearance required by this Agreement.

(b)    Subject to applicable Law relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus). Neither the Company nor Parent shall permit any of its officers or other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate thereat. The Company shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to this Section 7.5, may be withheld in Parent’s sole discretion). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

7.6    Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of their Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions. The Company and Parent each shall give prompt notice to the other of any Effect that has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 7.6 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or update the Company Disclosure Letter or Parent Disclosure Letter, as applicable.

7.7    Information; Access and Reports.

(a)    Subject to applicable Law and the other provisions of this Section 7.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other Party, furnish the other Party and its Representatives with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be required in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Transactions.

(b)    The foregoing provisions of this Section 7.7 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, as applicable, would (i) violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement; (ii) result in a violation of applicable Law; (iii) waive the protection of any attorney-client privilege; or (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability.

(c)    No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

7.8    Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE and the TSX, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the Listed Shares from the NYSE and the deregistration of the Listed Shares under the Exchange Act as promptly as practicable after the Effective Time.

7.9    Expenses. Except as otherwise provided in this Section 7.9 or Section 9.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that Parent shall pay for (a) any filing fees with respect to the Registration Statement, (b) the costs and expenses of printing and mailing of the Proxy/Prospectus and (c) any filing fees in connection with the HSR Act.

7.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, to the fullest extent permitted under applicable Law, each of Parent and the Surviving Entity agrees that it will jointly and severally (i) indemnify, defend and hold harmless each present and former (determined as of the Effective Time) director and officer of the Company and EECI, in each case, when acting in such capacity (including the heirs, executors and administrators of any such director or officer, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, penalties, sanctions, losses, claims, damages or liabilities incurred and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with, arising out of or otherwise related to any acts or omissions or actual or threatened Proceeding, in each case, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (A) the Transactions, and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance expenses as incurred in each case described in clause (i) to the fullest extent permitted under applicable Law; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such Person is not entitled to indemnification.

(b)    Parent shall maintain in effect, or cause to be maintained in effect, (i) the insurance liability coverage of the existing directors’ and officers’ insurance policies for directors and officers of the Company and EECI, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”) in place as of the date of this Agreement, in each case, for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”), with terms, conditions and limits of liability that are at least as favorable to the insureds as provided in the existing policies providing such coverage as of the date of this Agreement; provided, however, that in no event during the Tail Period shall parent be required to expend more on the annual cost of the D&O Insurance than an amount per year equal to 300 percent of the current annual premiums charged to the Company by Parent for such insurance; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Entity shall have the option to obtain a policy with the greatest coverage available for a cost not exceeding such amount. If Parent in its sole discretion elects, then, in lieu of the obligations of the Surviving Entity under this Section 7.10(b), Parent may, but shall be under no obligation to, prior to the Effective Time, obtain and fully pay the premium for “tail” insurance policies for the extension of the D&O Insurance for the Tail Period with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions).

(c)    Any Indemnified Party wishing to claim indemnification under this Section 7.10, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Entity of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Parent or the Surviving Entity shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Parent nor the Surviving Entity will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Surviving Entity elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Entity and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Parent or the Surviving Entity shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Parent and the Surviving Entity shall be obligated pursuant to this Section 7.10(c) to pay for only one firm of legal counsel for all Indemnified Parties with respect to any Proceeding in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Entity elects to assume such defense, and Parent and the Surviving Entity shall cooperate in the defense of any such matter if Parent or the Surviving Entity elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Surviving Entity elects to assume such defense and Parent and the Surviving Entity shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Surviving Entity elects not to assume such defense; and (iv) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)    During the Tail Period, Parent shall honor (and shall cause the Company, EECI and EEP to honor) all rights to indemnification, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto as in effect as of the date of this Agreement in favor of any Indemnified Party as provided in the Organizational Documents of the Company, EECI, EEP and their respective Subsidiaries or any indemnification agreement between such Indemnified Party and the Company, EECI, EEP or any of their respective Subsidiaries, in each case, as in effect on the date of this Agreement, and all of such rights shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e)    If Parent or the Surviving Entity or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall assume all of the obligations set forth in this Section 7.10.

(f)    The rights of the Indemnified Parties under this Section 7.10 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company, EECI, EEP or any of their respective Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, EECI, EEP or any of their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 7.10 is not prior to or in substitution of any such claims under such policies).

(g)    This Section 7.10 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.10. Any right of an Indemnified Party pursuant to this Section 7.10 shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

7.11    Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation is or may become applicable to the Transactions, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.12    Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.13    Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge, threatened, against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall as promptly as reasonably practicable notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall in any event control such defense or settlement and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 7.7; provided, further, that the Company shall not agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.14    Voting. Parent covenants and agrees that, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, at the Company Shareholders Meeting or any other meeting or vote of or in connection with any approval of holders of Company Securities, however called, Parent will vote, or cause to be voted, to the extent entitled to vote, all Company Securities then owned beneficially or of record by it or any of its Subsidiaries, as of the record date for such meeting, in favor of (a) the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the Merger and the approval of any actions required in furtherance thereof, including the waiver of Section 9.01(a)(v) of the Company Agreement, and (b) for purposes of determining the manner in which the I-Units are voted, the approval of the EEP Merger Agreement (as it may be amended or otherwise modified from time to time) and the EEP Merger and the approval of any actions required in furtherance thereof.

7.15    Special Committee.

(a)    Prior to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Parent shall not and it shall not permit any of its Subsidiaries to, and it shall not and shall not permit any of its Subsidiaries to take any action intended to cause the Company to, without the consent of a majority of the then existing members of the Special Committee, eliminate the Special Committee, revoke or diminish the authority of the Special Committee or remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 7.15 shall not apply to the filling, in accordance with the provisions of the Company Agreement, of any vacancies caused by the resignation, death or incapacity of any such director.

(b)    Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval, consent, waiver or agreement of the Company or the Company Board is permitted or required pursuant to this Agreement, such determination, decision, approval, consent, waiver or agreement must be authorized by the Special Committee.

7.16    Performance by Company. Parent shall cause the Company to comply with the provisions of this Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by the Company shall not be deemed to be breaches or violations or failures to perform by the Company of any of the provisions of this Agreement if such action or inaction was or was not taken, as applicable, at the direction of Parent, any of its Subsidiaries or any of their respective officers.

ARTICLE VIII

CONDITIONS

8.1    Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)    Company Shareholder Approval. This Agreement shall have been duly approved by holders of Listed Shares constituting the Requisite Company Vote in accordance with applicable Law and the Company Agreement.

(b)    Listing. The shares of Parent Common Stock issuable to the holders of Listed Shares pursuant to this Agreement shall have been authorized for listing on the NYSE and the TSX, subject to official notice of issuance.

(c)    Regulatory Approvals. The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated.

(d)    Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

(e)    Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or been threatened in writing by the SEC, unless subsequently withdrawn.

(f)    Consummation of EEP Merger. All of the conditions set forth in the EEP Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable Law) in writing by the applicable parties thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the EEP Merger Agreement), and the parties thereto shall be ready, willing and able to consummate the EEP Merger.

8.2    Conditions to Obligation of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.3 (Authority; Approval and Fairness) and Section 5.6 (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of the

Company set forth in Section 5.2 (Capital Structure of the Company) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for such inaccuracies as would not be material in amount or effect; and (iii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

8.3    Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 6.3 (Authority; Approval) and Section 6.6 (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of Parent set forth in Section 6.2 (Capital Structure of Parent; Capitalization of Merger Sub) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for such inaccuracies as would not be material in amount or effect; and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)    Tax Opinion. The Company shall have received a written opinion of Vinson & Elkins LLP (or another nationally recognized tax counsel reasonably acceptable to the Company and Parent), in form and substance reasonably satisfactory to the Company Board and dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion and subject to the qualifications and limitations as may be set forth therein, for United States federal income tax purposes, the Merger should be treated as a reorganization qualifying under Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations contained in certificates of officers of the Company, Parent and Merger Sub, reasonably satisfactory in form and substance to such counsel and dated as of the Closing Date.

ARTICLE IX

TERMINATION

9.1    Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company by action of the Parent Board and the Company Board, with approval of the Special Committee.

9.2    Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Parent Board or the Company Board, with approval of the Special Committee, if:

(a)    the Merger shall not have been consummated by March 18, 2019 (the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b)    the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;

(c)    any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(d)    if the EEP Merger Agreement shall have been terminated in accordance with its terms.

9.3    Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by the Parent Board if:

(a)    prior to the time the Requisite Company Vote is obtained, the Special Committee shall have made a Change of Recommendation; or

(b)    at any time prior to the Effective Time, there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) sixty days after the giving of notice thereof by Parent to the Company or (ii) the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(b) shall not be available to Parent if it has breached in any material respect its representations, warranties, covenants or agreements set forth in this Agreement.

9.4    Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company Board, with approval of the Special Committee, if, at any time prior to the Effective Time, there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case, such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (a) sixty days after the giving of notice thereof by the Company to Parent or (b) the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.4 shall not be available to the Company if it has breached in any material respect its representations, warranties, covenants or agreements set forth in this Agreement.

9.5    Effect of Termination and Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (a) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (b) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

9.6    Payment of Company Expenses. If this Agreement is terminated by (a) the Company pursuant to the provisions of Section 9.4 or (b) the Company or Parent pursuant to the provisions of Section 9.2(a) or 9.2(b), Parent shall pay to the Company by wire transfer of immediately available funds an account designated by the Company an amount equal to the Company Expenses, and such payment shall be made within five (5) Business Days after such termination.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1    Survival. ARTICLE I, this ARTICLE X and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, ARTICLE IV, Section 7.9 (Expenses) and Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the Effective Time. ARTICLE I, this ARTICLE X and the agreements of the Company, Parent and Merger Sub contained in Section 7.9 (Expenses), Section 9.5 (Effect of Termination and Abandonment) and Section 9.6 (Payment of Company Expenses) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.

10.2    Modification or Amendment; Waiver.

(a)    Subject to the provisions of applicable Law and the provisions of Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification or waiver, by each of the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that, in the case of amendments, modifications or waivers by the Company, any such amendments, modifications or waivers must be approved by the Special Committee. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party, in whole or in part, to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective; provided, further, that the Company may not make or authorize any such waiver without the prior approval of the Special Committee.

(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY

ACKNOWLEDGES AND CERTIFIES: (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5    Specific Performance.

(a)    Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including by a Party’s failing to take such actions as are required of such Party hereunder in order to consummate the Transactions), immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts, provided that such Party seeking specific performance, injunction or other equitable remedy pursuant to this Section 10.5 is not in material default under this Agreement. Each Party agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.5, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b)    To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

10.6    Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and delivered in person or by courier service, by registered or certified mail, return receipt requested, or sent by email; provided that any email transmission must e promptly confirmed by telephone or email. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6:

If to the Company:

Enbridge Energy Management, L.L.C.
5400 Westheimer Court
Houston, TX 77056
Attention:	Corporate Secretary
Telephone:	(713) 627-5400
Email:	USCorporateSecretary@enbridge.com

with a copy to the Special Committee’s legal counsel (which shall not constitute notice):

Bracewell LLP
Suite 2300
711 Louisiana Street
Houston, TX 77002
Attention:	Will Anderson
Telephone:	(713) 221-1122
Email:	will.anderson@bracewell.com

If to Parent:

Enbridge Inc.
200 Fifth Avenue Place
425 1st Street S.W.
Calgary, Alberta, Canada
T2P 3L8
Attention:	Corporate Secretary
Telephone:	(201) 231-5935
Email:	corporatesecretary@enbridge.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	George J. Sampas
Telephone:	(212) 558-4000
Email:	sampasg@sullcrom.com

If to Merger Sub:

5400 Westheimer Court
Houston, TX 77056
Attention:	Corporate Secretary
Telephone:	(713) 627-5400
Email:	USCorporateSecretary@enbridge.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	George J. Sampas
Telephone:	(212) 558-4000
Email:	sampasg@sullcrom.com

10.7    Entire Agreement.

(a)    This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters.

(b)    Each Party acknowledges the provisions set forth in Section 5.15 (No Other Representations or Warranties) and Section 6.16 (No Other Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter or any certificates delivered pursuant to this Agreement: (i) no Party has made or is making any other representations, warranties, statements, information or inducements; (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements; and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements provided to such Party by the other Party, in each case for clauses (i), (ii) and (iii), oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto.

10.8    Third-Party Beneficiaries. Except for, from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9    Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, shareholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 10.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

10.10    Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Entity to cause such Subsidiary to take such action.

10.11    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 10.10, and any attempted or purported assignment or delegation in violation of this Section 10.12 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further, that any such designation shall not prevent or materially impede or materially delay the consummation of the Transactions or otherwise adversely affect the rights of the shareholders of the Company under this Agreement in any material respect.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

By	/s/ Laura J. Buss Sayavedra
	Name:	Laura J. Buss Sayavedra
	Title:	Vice President

ENBRIDGE INC.

By	/s/ Al Monaco
	Name:	Al Monaco
	Title:	President & Chief Executive Officer

By	/s/ Tyler W. Robinson
	Name:	Tyler W. Robinson
	Title:	Vice President & Corporate Secretary

WINTER ACQUISITION SUB I, INC.

By	/s/ Kenneth C. Lanik
	Name:	Kenneth C. Lanik
	Title:	Tax Officer

[Signature Page to Agreement and Plan of Merger]

ENBRIDGE ENERGY COMPANY, INC.

By	/s/ Kenneth C. Lanik
	Name:	Kenneth C. Lanik
	Title:	Tax Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Company Agreement Amendment

AMENDMENT NO. 3

TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

[●] [●], 20[●]

This Amendment No. 3 (this “Amendment No. 3”) to the Amended and Restated Limited Liability Company Agreement (as amended to date, the “LLC Agreement”) of Enbridge Energy Management, L.L.C. (the “Company”) is hereby adopted by Enbridge Energy Company, Inc., a Delaware corporation (the “Sole Voting Shareholder”), as the sole Record Holder of Voting Shares of the Company. Capitalized terms used but not defined herein are used as defined in the LLC Agreement.

RECITALS

WHEREAS, the Company entered into that certain Agreement and Plan of Merger, dated [●], 2018 (the “Merger Agreement”), among the Company, the Enbridge Inc., Winter Acquisition Sub I, Inc. and, solely for the purposes set forth therein, the Sole Voting Shareholder;

WHEREAS, pursuant to the Merger Agreement, this Amendment No. 3 was submitted to the Record Holders of Listed Shares for their approval;

WHEREAS, the Requisite Company Vote (as defined in the Merger Agreement) of Amendment No. 3 was obtained on [●], 2018; and

WHEREAS, pursuant to Section 8.01(a) of the LLC Agreement, the following amendment to the LLC Agreement has been approved by the Sole Voting Shareholder.

NOW THEREFORE, the Sole Voting Shareholder does hereby amend the LLC Agreement as follows:

Section	1. Amendments.

a.    Section 4.03(b) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“The Record Holders of Listed Shares shall be entitled to one vote per Listed Share on matters submitted to a vote or consent of the Record Holders of Listed Shares, as provided in Section 4.03(c) and elsewhere in this Agreement.”

b.    Section 4.03(d) of the LLC Agreement is hereby deleted in its entirety.

c.    Section 4.03(e) of the LLC Agreement is hereby deleted in its entirety.

d.    Section 5.02(a) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Number. The Board shall consist of one or more members, the number thereof to be determined from time to time by approval of the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class.”

e.    Section 5.02(b) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Election of Directors; Term. The Record Holders of Voting Shares and Outstanding Listed Shares, voting as a single class, shall have the sole authority with respect to the election and removal of Directors as provided in this Section 5.02(b). Vacancies existing from time to time on the Board of Directors (including vacancies created by virtue of an increase by the Record Holders of Voting Shares and Outstanding Listed Shares, voting as a single class, in the number of Directors constituting the entire Board of Directors pursuant to Section 5.02(a)) shall be filled by nominees elected by the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class. Each Director shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. Any Director may resign at any time upon written notice to the Board of Directors or to the Secretary of the Company. Such resignation shall take effect at the time specified therein, and, unless otherwise specified therein, no acceptance of such resignation shall be necessary for such resignation to become effective. Any Director or the entire Board of Directors may be removed at any time, with or without cause, by approval of the Record Holders of a majority of the Voting Shares and Outstanding Listed Shares, voting as a single class. No Person shall be qualified to be elected or re-elected as a Director of the Company after attaining the age of 70 years, except to the extent that any such election or re-election is first approved by the affirmative vote of Record Holders owning a majority of the outstanding Voting Shares and Outstanding Listed Shares, voting as a single class, which approval may be limited to a single election or re-election or for such other specified period as set forth in such approval authorization.”

f.    Section 8.01(a) of the LLC Agreement is hereby amended and restated to read in its entirety as follows:

“Any provision of this Agreement, including the Purchase Provisions, may be amended by the Record Holders of a majority of Voting Shares and Outstanding Listed Shares, voting as a single class.”

Section 2.    General Authority. The appropriate officers of the Sole Voting Shareholder are hereby authorized to make such further clarifying and conforming changes to the LLC Agreement as they deem necessary or appropriate, and to interpret the LLC Agreement, to give effect to the intent and purpose of this Amendment No. 3.

Section 3.    Ratification of LLC Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the LLC Agreement shall remain in full force and effect.

Section 4.    Governing Law. This Amendment No. 3 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the sole Record Holder of Voting Shares has executed this Amendment No. 3 as of [●][●], 20[●].

SOLE VOTING SHAREHOLDER

ENBRIDGE ENERGY COMPANY, INC.

By:
Name:
Title: